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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rational Software

(Name of Issuer)
Common

(Title of Class of Securities)
75409P202
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 75409P202

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PRIMECAP Management Company 95-3 868081

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) / /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
225 South Lake Avenue #400, Pasadena, CA 91101

Number of	5.	SOLE VOTING POWER
		769,600
Shares
Beneficially	6.	SHARED VOTING POWER
		-0-
Owned by Each
Reporting	7.	SOLE DISPOSITIVE POWER
		14,928,600
Person With
	8.	SHARED DISPOSITIVE POWER
		-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,928,600

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.68%

12.	TYPE OF REPORTING PERSON*
IA

SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 4 pages

  (c)
  Number of shares as to which such person has:
  (i)
  sole power to vote or to direct the vote

  (ii)
  shared power to vote or to direct the vote

  (iii)
  sole power to dispose or to direct the disposition of

  (iv)
  shared power to dispose or to direct the disposition of

        Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

        Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Page 3 of 4 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2002 Date
/s/ THEO A. KOLOKOTRONES Signature
Theo A. Kolokotrones, President Name/Title

Page 4 of 4 pages

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SIGNATURE